    As filed with the Securities and Exchange Commission on July 22, 1996.

                                                  REGISTRATION NO. 333-_________

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          COOPER CAMERON CORPORATION
            (Exact name of registrant as specified in its charter)

          DELAWARE                                      76-0451843
 (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

                      515 Post Oak Boulevard, Suite 1200
                             Houston, Texas 77027
                                (713) 513-3300
             (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)


                                FRANKLIN MYERS
                      515 POST OAK BOULEVARD, SUITE 1200
                             HOUSTON, TEXAS 77027
                                (713) 513-3300
(Name, address and telephone number, including area code, of agent for service)

                                 WITH COPIES TO

                               T. WILLIAM PORTER
                            PORTER & HEDGES, L.L.P.
                        700 LOUISIANA STREET, 35TH FLOOR
                              HOUSTON, TEXAS 77002

  Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /x/

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   / /

                        CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                                PROPOSED MAXIMUM         PROPOSED
TITLE OF EACH CLASS OF                            SHARES            OFFERING        MAXIMUM AGGREGATE      AMOUNT OF
SECURITIES TO BE REGISTERED                  TO BE REGISTERED  PRICE PER SHARE (1)  OFFERING PRICE (1)  REGISTRATION FEE
- ------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share(2)           3,625,000       $43.25              $156,781,250        $54,063
========================================================================================================================

(1) Pursuant to Rule 457(c), the registration fee is calculated based upon the average of the high and low sale prices for the Common Stock reported by the New York Stock Exchange on July 17, 1996.
(2)  Includes preferred stock purchase rights associated with the Common Stock.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+  Information contained herein is subject to completion or amendment. A       +
+  registration statement relating to these securities has been filed with     +
+  the Securities and Exchange Commission. These securities may not be         +
+  sold nor may offers to buy be accepted prior to the time the                +
+  registration statement becomes effective. This prospectus shall not         +
+  constitute an offer to sell or the solicitation of an offer to buy nor      +
+  shall there be any sale of these securities in any State in which such      +
+  offer, solicitation or sale would be unlawful prior to registration or      +
+  qualification under the securities laws of any such State.                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++



                   Subject to Completion, dated July 22, 1996



                                3,625,000 SHARES
                           COOPER CAMERON CORPORATION
                                  COMMON STOCK



       The 3,625,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Cooper Cameron Corporation (the "Company") offered hereby are offered by a selling stockholder (see "Selling Stockholder"), and the Company will not receive any of the proceeds from the sale of such shares.

       The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "RON." On July 19, 1996, the closing sale price of the Common Stock on the NYSE was $44 per share.

       The shares offered hereby may be sold from time to time by the Selling Stockholder in transactions executed on the NYSE , or otherwise, either directly or through brokers or to dealers, at market prices prevailing at the time of sale or at prices related to such market prices, or at such other prices as may be negotiated and agreed to by the Selling Stockholder and any purchaser. Alternatively, the Selling Stockholder may from time to time offer the Common Stock through underwriters. The Selling Stockholder, brokers executing selling orders on behalf of the Selling Stockholder, dealers to whom the Selling Stockholder may sell and any underwriters may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 (the "Securities Act"), in which event any profit represented by the excess of the selling price over the cost of the shares sold, and any commission, discount or concession received may be deemed to be an underwriting discount or commission under the Securities Act. For further information concerning the plan of distribution of the Common Stock, see "Plan of Distribution."

       The expenses of this offering, estimated at $85,000, will be paid by the Company.



       FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" WHICH BEGINS ON PAGE 3.



 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this Prospectus is July   , 1996

                             AVAILABLE INFORMATION

       The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered by this Prospectus. Certain portions of the Registration Statement have not been included in this Prospectus. For further information, reference is made to the Registration Statement. Statements made in this Prospectus regarding the contents of any contract or document filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified by such reference.

       The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its regional offices at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials also can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

       The following documents, which have been or will be filed with the Commission by the Company, are incorporated herein by reference (i) the Company's Annual Report on Form 10-K, as amended by the Company's Form 10-K/A, for the year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q, as amended by the Company's Form 10-Q/A, for the quarter ended March 31, 1996; and (iii) any documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of Common Stock hereunder. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference as a part of the Registration Statement, other than exhibits to such documents. Requests should be directed to Franklin Myers, Secretary, Cooper Cameron Corporation, 515 Post Oak Boulevard, Suite 1200, Houston, Texas 77027, telephone (713) 513-3300.

                                  RISK FACTORS

       Prospective investors should carefully consider the following factors, as well as the other information contained in this Prospectus.

LOSSES INCURRED IN RECENT PRIOR YEARS

       The Company became an independent, publicly traded corporation upon consummation on June 30, 1995, of an exchange offer (the "Split-Off") to the shareholders of the Company's former wholly-owning parent Cooper Industries, Inc. ("Cooper"). For the years ended December 31, 1995 and 1994 the Company incurred net losses of $500.1 million and $3.7 million, respectively. The 1995 net loss included $482.5 of pre-tax nonrecurring and unusual charges, consisting principally of the write-down of goodwill concurrently with consummation of the Split-Off (see Note 3 to consolidated financial statements included in the Company's Annual Report on Form 10-K, as amended by the Company's Form 10-K/A, for the year ended December 31, 1995 and incorporated herein by reference). For the same periods, the Company recorded operating losses (earnings before non-recurring/unusual items, corporate expense, interest and taxes) of $12.6 million for 1995 and $35.6 million for 1994 in its petroleum production equipment ("PPE") segment. While operations for the first quarter of 1996 for the PPE segment and the Company as a whole were profitable, no assurance can be given as to future results of operations and, as with any manufacturing enterprise operating in the capital goods markets in which the Company competes, the possibility that losses could recur in future periods cannot be foreclosed (see "Sustainability of Improved Operating Performance and Financial Condition," below).

SUSTAINABILITY OF IMPROVED OPERATING PERFORMANCE AND FINANCIAL CONDITION

       During the period from the Split-Off through March 31, 1996, the Company had reduced its indebtedness to third parties by approximately $118,000,000 and improved its earnings before interest, taxes and depreciation from that experienced in previous fiscal quarters. Such changes were the result of a combination of an improved market environment for the Company's goods and services, a reduction in the labor force employed by the Company, a reduction in capital expenditures and a reduction in working capital. Because the Company's operations are highly dependent upon the oil and gas industry, which in previous periods has proved to be volatile, there can be no assurance that the improvements in the Company's operations and financial condition can be sustained at their current levels. Further, a significant decrease in activity in the oil and gas industry could have a material adverse affect upon the demand for the Company's products and services and consequently the Company's results of operations as well as its liquidity and capital resources.

INTERNATIONAL OPERATIONS

       The Company derives revenues from sales to geographic locations that include political and economic environments that are considered to be high risk with respect to the normal conduct of business. Included in these geographic areas are locations (such as Libya and Iran) to which the United States government has restricted export privileges by United States companies. Depending upon the status of the export restrictions and whether they may, as currently contemplated, be increased, the sales and operating results of the Company may be adversely affected. In addition, the Company encounters risk with respect to currency exchange rate fluctuations, labor and political disturbances, requirements as to local ownership and supply and other unique circumstances which can adversely affect the Company's ability to do business. As these events occur, there can be no assurance that such events will not adversely affect the Company's results of operation and financial condition.

ACQUISITION

       On June 14, 1996, the Company purchased the assets of Ingram Cactus Company ("Ingram") for $100 million cash (subject to adjustment for changes in working capital) and the assumption of certain operating liabilities. Ingram manufactures and sells wellheads, surface systems, valves and actuators used primarily in onshore oil and gas production operations. For 1995, Ingram had revenues of $105 million and earnings before interest, taxes, depreciation and amortization of approximately $15 million. The purchase was funded through additional borrowings of approximately $100,000,000. Based on debt and equity levels at March 31, 1996, this additional borrowing increased the Company's debt-to-capitalization ratio from 38% to approximately 46%, on an "as adjusted" basis. Although a 46% rate is higher than that which the Company believes to be appropriate for ongoing operations on a long-term basis, the Company does not believe that its overall liquidity will be impaired and anticipates the incremental debt related to the purchase should be significantly reduced by the end of 1997, assuming no major deterioration in current market conditions for the Company's products. Changes in market conditions to lower levels, however, could detrimentally affect this expectation and cause the Company to operate at higher debt levels than it deems appropriate for a protracted period.

                                  THE COMPANY

       The Company designs, manufactures, markets and services equipment used by the oil and gas industry and industrial manufacturing companies. It is one of the world's leading manufacturers of oil and gas pressure control equipment, including valves, wellheads, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and underwater applications. The Company is also a leading manufacturer of gas turbines, centrifugal compressors, integral and separable reciprocating engines and compressors and turbochargers utilized principally in oil and gas production and transmission and industrial, manufacturing and power generation applications. It also manufactures integral gear centrifugal air compressors that provide oil-free air for use in a variety of industrial applications. The Company operates internationally with its equipment and services sold or utilized in approximately 115 countries.; it currently has manufacturing plants and service centers in numerous locations, including the United States, the United Kingdom, Norway, Ireland, France, Germany, The Netherlands, Singapore, Australia, Canada, Mexico and Argentina.

       The Company was incorporated under Delaware law in November 1994, initially as a wholly-owned subsidiary of Cooper, comprising Cooper's former petroleum and industrial equipment businesses; it became an independent, publicly-owned enterprise on June 30, 1995. The principal executive offices of the Company are located at 515 Post Oak Boulevard, Suite 1200, Houston, Texas 77027, and its telephone number at that address is (713) 513-3300.

                              PLAN OF DISTRIBUTION

  The shares offered hereby may be sold from time to time by the Selling Stockholder in transactions executed on the NYSE or otherwise, either directly or through brokers or to dealers, at market prices prevailing at the time of sale or at prices related to such market prices, or at such other prices as may be negotiated and agreed to by the Selling Stockholder and any purchaser. Alternatively, the Selling Stockholder may, from time to time, offer the Common Stock through underwriters. The Selling Stockholder, brokers executing selling orders on behalf of the Selling Stockholder, dealers to whom the Selling Stockholder may sell and any underwriters may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any profit represented by the excess of the selling price over the cost of the shares sold, and any commission, discount or concession received may be deemed to be an underwriting discount or commission under the Securities Act. At the time a particular offer of shares of Common Stock is made, to the extent required, a supplement to this Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation and any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public. Under contractual arrangements between the Company and the Selling Stockholder, the Company is obligated to indemnify the Selling Stockholder and any underwriters of the shares offered hereby against certain civil liabilities under the Securities Act.

                              SELLING STOCKHOLDER

  The following table sets forth information with respect to ownership of the Common Stock by the Selling Stockholder as of the date of, and as adjusted to reflect, the sale of the shares offered hereby.

                           Shares Beneficially               Shares Beneficially
                           Owned Before Offering            Owned Before Offering
                          --------------------------     ---------------------------
                                            Percent                        Percent
Name                        Number         of Class        Number         of Class
- ------                    ----------       ---------     ----------      -----------
Cooper Industries, Inc.     3,625,000        14.4%       3,625,000  None    --

  Prior to the consummation, on June 30, 1995, of an exchange offer pursuant to which it became an independent, publicly-owned entity, the Company operated as a wholly-owned subsidiary of Cooper. Robert Cizik served as chairman of the board of the Company until his retirement from the Company's board on May 2, 1996.
Mr. Cizik also served as chairman of the board of Cooper until his retirement from Cooper's board on April 30, 1996.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized stock of the Company consists of 75,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At June 30, 1996, 25,216,583 shares of Common Stock and no shares of Preferred Stock were outstanding.

COMMON STOCK

  Each holder of the Common Stock is entitled to one vote per share with respect to all matters submitted to holders of the Common Stock. The Common Stock does not have cumulative voting rights. Subject to the rights of holders of Preferred Stock, holders of the Common Stock will be entitled to receive dividends if, when and as declared by the Board of Directors. Upon dissolution, liquidation or winding up of the Company, holders of the Common Stock are entitled to share pro rata in all assets remaining after the liquidation payments have been made on any outstanding shares of Preferred Stock.

PREFERRED STOCK

  Shares of Preferred Stock may be issued in one or more series or classes, which have designation, voting powers, preferences and relative, participating, optional or other rights and such qualifications, limitations or restrictions thereon, including voting rights, dividends, rights on liquidation, dissolution or winding up, conversion or exchange rights and redemption provisions, as set forth in the resolutions adopted by the Board of Directors providing for the issuance of such stock and as permitted by the Delaware General Corporation Law (the "DGCL"). Although the Company has no current plans to issue Preferred Stock, the issuance of shares of Preferred Stock, or the issuance of securities convertible into or exchangeable for such shares, could be used to discourage an unsolicited acquisition proposal that some or a majority of the stockholders believe to be in their interests or in which stockholders are to receive a premium for their stock over the current market price. In addition, the issuance of Preferred Stock could adversely affect the voting power of the holders of Common Stock. The Board of Directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules.

RIGHTS PLAN

  Pursuant to a Rights Agreement between the Company and First Chicago Trust Company of New York (the "Rights Plan"), each share of Common Stock has attached to it one Right (the "Right"), represented by the certificate which is also the certificate representing the Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"), of the Company at a purchase price of $75, subject to adjustment (the "Purchase Price").

  The Rights will separate from the Company's Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as the Board of Directors of the Company shall determine) following the commencement of a tender or exchange offer which would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock (the "Tender Offer Date"). Notwithstanding the foregoing, an Acquiring Person shall not include
(i) Cooper if, together with its affiliates and associates, it beneficially owns 20% or more of the outstanding shares of the Company's Common Stock or (ii) any person or group of affiliated or associated persons who acquired beneficial ownership of 20% of more of the outstanding shares of Common Stock solely as a result of participating in the Exchange Offer unless such person or group purchases or otherwise becomes the beneficial owner of additional shares of Common Stock representing 1% or more of the outstanding shares of Common Stock. Until the Distribution Date, (a) the Rights will be transferred with and only with the Common Stock certificates, (b) the Common Stock certificates will contain a notation incorporating the Rights Plan by reference and (c) the surrender for transfer of any certificates for the Common Stock outstanding will also constitute the transfer of the Rights associated with the Company's Common Stock represented by such certificates. Pursuant to the Rights Plan, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined herein) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Series A Preferred Stock will be issued.

  The Rights are not exercisable until the Distribution Date and, unless earlier redeemed by the Company as described below, will expire at the close of business on April 30, 2005, or such later date as the Board of Directors of the Company establishes under certain circumstances. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors of the Company, only shares of the Company's Common Stock issued prior to the Distribution Date will be issued with Rights.

  Each share of Series A Preferred Stock purchased upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment equal to the greater of (i) $2.00 per share, and (ii) 100 times the dividend, if any, declared per share of the Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment equal to the greater of (a) $100 per share and
(b) 100 times the payment made per share of the Common Stock. Each share of Series A Preferred Stock will have 100 votes and will vote together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of the Common Stock are exchanged, each share of Series A Preferred Stock will be entitled to receive 100 times the amount per share of the Common Stock received in such merger, consolidation or other transaction. These rights are protected by certain antidilution provisions. The shares of Series A Preferred Stock will rank junior to any other series of Preferred Stock which may be authorized and issued by the Company, unless the terms of any such other series provide otherwise. Because of the nature of the Series A Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series A Preferred Stock purchasable upon the exercise of each Right should approximate the value of one share of the Common Stock.

  In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person (or any associate or affiliate thereof) and the Common Stock remains outstanding and unchanged, (ii) any person shall become the beneficial owner of more than 20% of the outstanding shares of the Common Stock (except (A) (1) Cooper if, together with its affiliates and associates, it beneficially owns 20% or more of the outstanding shares of the Common Stock or (2) any person or group of affiliated or associated persons who has acquired beneficial ownership of 20% or more of the outstanding shares of the Company's Common Stock solely as a result of participating in the Exchange Offer unless and until such person or group purchases or otherwise becomes the beneficial owner of additional shares of Common Stock representing 1% or more of the outstanding shares of Common Stock, or (B) pursuant to certain consolidations or mergers involving the Company or sales or transfers of the combined assets or earning power of the Company and its subsidiaries, or (C) pursuant to an offer for all outstanding shares of the Common Stock at a price and upon terms and conditions which a majority of the Continuing Directors (as defined below) determines to be in the best interests of the Company and its stockholders) or (iii) there occurs a reclassification of securities, a recapitalization of the Company or any of its subsidiaries or certain business combinations or other transactions (other than certain consolidations and mergers involving the Company and sales or transfers of the combined assets or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than 1% the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person, certain related parties and transferees) will thereafter have the right to receive, upon exercise, the Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. For example, at an exercise price of $50 per Right, each Right not owned by an Acquiring Person (or by certain related parties and transferees) following an event set forth above would entitle its holder to purchase $100 worth of Common Stock (or other consideration, as noted above) for $50. Assuming that the Common Stock had a per share market price of $10 at such time, the holder of each valid Right would be entitled to purchase 10 shares of the Common Stock for $50. Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation or merger pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or
(iii) more than 50% of the combined assets or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events described in this paragraph and in the immediately preceding paragraph are referred to as the "Triggering Events."

  In order to prevent dilution, the Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,
(ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or securities convertible into Series A Preferred Stock at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Series A Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) immediately above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock are required to be issued (other than fractions that are integral multiples of one one-hundredth of a share of Series A Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Series A Preferred Stock on the trading day immediately prior to the date of exercise.

  At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

  For purposes of the Rights Plan, the term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

  Any of the provisions of the Rights Plan may be amended by the Board of Directors of the Company prior to the Distribution Date, other than the redemption price, a reduction of the Purchase Price and the number of one one-hundredths of a share of Series A Preferred Stock for which a Right is exercisable. After the Distribution Date, the provisions of the Rights Plan may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Plan; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. The Final Expiration Date (as defined in the Rights Plan) may be extended and the Purchase Price may be increased at any time prior to a Stock Acquisition Date or a Tender Offer Date.

  The Rights have certain anti-takeover effects.  They may reduce or eliminate
(i) "two-tiered" or other partial offers which do not offer fair value for all Common Stock; (ii) the accumulation by a third party of 20% or more of the Common Stock in open-market or private purchases in order to influence or control the business and affairs of the Company without paying an appropriate premium for a controlling position in the Company; and (iii) the accumulation of shares of Common Stock by third parties in market transactions for the primary purpose of attempting to cause the Company to be sold. In addition, the Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner defined as a Triggering Event unless the offer is conditioned on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer for all outstanding shares of Common Stock and other voting securities at a price and on other terms which are in the best interests of the Company and its stockholders as determined by the Board of Directors or affect any prospective offeror willing to negotiate with the Board of Directors because as part of any negotiated transaction the Rights would either be redeemed or otherwise made inapplicable to the transaction. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten business days following the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at the $.01 redemption price.

SPECIAL PROVISIONS OF DELAWARE LAW AND THE COMPANY'S CERTIFICATE OF
INCORPORATION

  Anti-Takeover Provisions. Section 203 of the DGCL ("Section 203") generally provides that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation but less than 85% of such stock (an "Interested Stockholder") may not engage in certain Business Combinations (as defined in
Section 203) with the corporation for a period of three years after the date on which the stockholder became an Interested Stockholder unless (i) prior to such date, the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized at a stockholders' meeting by a vote of at least two-thirds of the corporation's outstanding voting stock not owned by the Interested Stockholder. The provisions of Section 203 could discourage a change in control of the Company.

  The Amended Certificate of Incorporation of the Company (the "Certificate") requires that any "Business Combination" involving the Company and a person who beneficially owns 20% or more of the Common Stock must be approved by the holders of at least 80% of the voting power of the outstanding shares of the Company's capital stock (the "Voting Requirement"), voting together as a single class. The Voting Requirement does not apply if either (i) the Business Combination is approved by a two-thirds vote of the Continuing Directors (as defined in the Certificate) or (ii) certain "fair price" and disclosure conditions are met.

  Limitation of Director Liability. Section 102(b)(7) of the DGCL ("Section 102(b)") authorizes corporations to limit or to eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Certificate limits the liability of directors to the Company or its stockholders to the fullest extent permitted by Section 102(b). Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In the view of the Commission, the limitation of monetary liability pursuant to state law does not apply to liabilities under the federal securities laws.

  Indemnification. To the maximum extent permitted by law, the Certificate and the Bylaws provide for mandatory indemnification of directors, officers, employees and agents of the Company against all expenses, liabilities and losses to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of the Company. In addition, the Company must advance or reimburse directors and officers and may advance or reimburse employees and agents for expenses incurred by them in connection with indemnifiable claims. The Company has also entered into Indemnification Agreements with each of its directors and certain officers which require the Company to provide such indemnification.

  Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                 LEGAL MATTERS

  Certain legal matters in connection with the validity of the Common Stock will be passed upon for the Company by Franklin Myers, senior vice president, general counsel and corporate secretary of the Company. At June 30, 1996, Mr. Myers owned beneficially 88,641 shares of Common Stock and held options to acquire an additional 168,688 shares.


                                    EXPERTS

  The consolidated financial statements of Cooper Cameron Corporation appearing in Cooper Cameron Corporation's Annual Report (Form 10-K, as amended by the Company's Form 10-K/A) for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===============================================================================


    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.



                          ---------------------------



                               TABLE OF CONTENTS

                                                          Page
                                                          ----
Available Information                                       2
Incorporation of Certain Documents by Reference             2
Risk Factors                                                3
The Company                                                 4
Plan of Distribution                                        4
Selling Stockholder                                         5
Description of Capital Stock                                5
Legal Matters                                               9
Experts                                                     9

===============================================================================


===============================================================================


                                COOPER CAMERON
                                  CORPORATION




                         ----------------------------




                               3,625,000 SHARES

                                 COMMON STOCK




                         ----------------------------





                                  PROSPECTUS

                                 JULY   , 1996


===============================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The estimated expenses payable by the Company in connection with the offering of the Common Stock to be registered and offered hereby are as follows:


Commission registration fee                            $54,063
Printing expenses                                        5,000
Legal fees and expenses                                 20,000
Accounting fees and expenses                             2,500
Miscellaneous                                            3,437
                                                       -------
     Total                                             $85,000

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 145 of the DGCL permits a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action.

       In a suit brought to obtain a judgment in the corporation's favor, whether by the corporation itself or derivatively by a stockholder, the corporation may only indemnify for expenses, including attorney's fees, actually and reasonably incurred in connection with the defense or settlement of the case, and the corporation may not indemnify for amounts paid in satisfaction of a judgment or in settlement of the claim. In any such action, no indemnification may be paid in respect of any claim, issue or matter as to which such persons shall have been adjudged liable to the corporation except as otherwise approved by the Delaware Court of Chancery or the court in which the claim was brought. In any other type of proceeding, the indemnification may extend to judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with such other proceedings, as well as to expenses (including attorneys' fees).

       The statute does not permit indemnification unless the person seeking indemnification has acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of criminal actions or proceedings, the person had no reasonable cause to believe his conduct was unlawful. There are additional limitations applicable to criminal actions and to actions brought by or in the name of the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (i) by a majority vote of a quorum of disinterested members of the board of directors, or (ii) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (iii) by the stockholders.

       The Certificate and bylaws of the Company require the Company to indemnify the Company's directors and officers to the fullest extent permitted under Delaware law, and to implement provisions pursuant to contractual indemnity agreements the Company has entered into with its directors and executive officers. The Certificate limits the personal liability of a director to the corporation or its stockholders to damages for breach of the director's fiduciary duty. The Company has purchased insurance on behalf of its directors and officers against certain liabilities that may be asserted or incurred by such persons in their capacities as directors or officers of the registrant, or that may arise out of their status as directors or officers of the registrant, including liabilities under the federal and state securities laws.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       The following is a list of all the exhibits and financial statement schedules filed as part of the Registration Statement.

        (A) EXHIBITS

4.1      -   Form of Rights Agreement, dated as of May 1, 1995, between the Company and First
             Chicago Trust Company of New York, as Rights Agent, filed as Exhibit 4.1 to the Company's
             Registration Statement on Form S-8 (File No. 33-94948), and incorporated herein by reference.
5.1      -   Opinion of Franklin Myers, as to the legality of the Common Stock.
23.1     -   Consent of Franklin Myers (included in Exhibit 5.1).
23.2     -   Consent of Ernst & Young LLP.
24.1     -   Power of Attorney (included as part of the signature page of this Registration Statement).

       (B)  FINANCIAL STATEMENT SCHEDULES

       Schedules are omitted since the information required to be submitted has been included in the Consolidated Financial Statements of the Company or the notes thereto, incorporated by reference herein, or the information is not required.

ITEM 17.  UNDERTAKINGS

       The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange

Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               POWER OF ATTORNEY

       Each of the undersigned hereby appoints Sheldon R. Erikson and Franklin Myers and each of them (with full power to act alone), as attorney and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Commission under the Securities Act any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 19, 1996.

                                 By:     /s/ SHELDON R. ERIKSON
                                      --------------------------
                                      Sheldon R. Erikson
                                      Director, President and
                                      Chief Executive Officer

       Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the indicated capacities and on July 19, 1996.

         SIGNATURE                                  TITLE
        -----------                                -------
/S/ SHELDON R. ERIKSON       Director, President and Chief Executive Officer
- ---------------------------  (Principal Executive Officer)
Sheldon R. Erikson

/S/ THOMAS R. HIX            Senior Vice President of Finance and Chief
- ---------------------------  Financial Officer (Principal Financial Officer)
Thomas R. Hix


/S/ JOSEPH D. CHAMBERLAIN    Vice President and Corporate Controller (Principal
- ---------------------------  Accounting Officer)
Joseph D. Chamberlain

/S/ NATHAN M. AVERY          Director
- ---------------------------
Nathan M. Avery

/S/ GRANT A. DOVE            Director
- ---------------------------
Grant A. Dove

/S/ DAVID ROSS III           Director
- ---------------------------
David Ross III

/S/ MICHAEL J. SEBASTIAN     Director
- ---------------------------
Michael J. Sebastian
